SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-
16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2004
Commission File Number: 0-29154

IONA Technologies PLC

(Translation of registrant’s name into English)

The IONA Building
Shelbourne Road, Ballsbridge
Dublin 4, Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FOR IMMEDIATE RELEASE:

Contacts:
Beth Mittelman	Rob Morton	Tara Humphreys
Investor Relations	Corporate Communications	Corporate Communications
(781) 902-8033	(781) 902-8139	+ (353) 1-637 2146
beth.mittelman@iona.com	robert.morton@iona.com	tara.humphreys@iona.com

IONA ADDS PRESIDENT TO COO PETER ZOTTO’S ROLE

Dublin, Ireland & Waltham, Mass – October 14, 2004 — IONA® Technologies (NASDAQ: IONA), a world leader in high-performance integration solutions for mission-critical IT environments, today announced that Chief Operating Officer, Peter Zotto, has had the position of President added to his title. IONA CEO and co-founder, Dr. Chris Horn, together with the Board of Directors consider the title, President and COO, to be more reflective of Mr. Zotto’s actual role and operational responsibilities. Dr. Horn, as CEO, will continue to lead the strategic direction of the company working with the Board of Directors and management team to ensure IONA’s progress towards achieving sustainable performance.

“Peter and the senior management team have been instrumental in leading IONA to a position where we can consistently deliver quality and industry leading integration solutions to our customers and partners. I’m delighted that we are recognizing his contributions to the company,” explained Dr. Horn, CEO and co-founder, IONA. “As COO, Peter has been instrumental in strengthening the overall management of the company, and in particular, bringing a renewed market and customer focus to IONA. In the role of President and COO, Peter will continue to lead the company’s business units and operating functions. He will continue to ensure IONA delivers the highest level of customer satisfaction and capitalize on the growth opportunity for Artix™ as Web services enters into the mainstream IT market. Peter demonstrates his commitment to IONA’s success by ensuring our customers’ and partners’ success, which will help IONA achieve enduring results.”

“The past year has been an exciting and challenging year for IONA. With its assets of a strong customer base, differentiated integration solutions and outstanding employees, IONA has the opportunity to again be a market leader. The new Artix family of products is now gaining acceptance amongst our existing CORBA customers as well as new customers. We are building new and strong relationships with both ISV and System Integrator partners. I am excited about our future and working with Dr. Horn, our board of directors and employees to achieve our goals,” said Mr. Zotto.

Dr. Horn concluded, “I share Peter’s enthusiasm for IONA’s future. Together with the IONA team, I remain committed to building value for customers, partners and shareholders and directing the energy and focus of senior management towards delivering sustainable performance.”

About IONA
For more than a decade, IONA® Technologies (NASDAQ: IONA) has been a world leader in delivering high performance integration solutions for enterprise IT environments. IONA pioneered standards-based integration with its CORBA-based Orbix® product family. The Artix™ product family, IONA’s new generation of integration solutions, enables existing enterprise systems to be integrated with an organization’s common infrastructure components. Customers use Artix to incorporate existing mission-critical systems into new business applications through an enterprise-class standards-based connection.

With its partners, IONA can deliver NOW on the promise of service-oriented integration, making it possible for customers to achieve system longevity and agility at a significantly lower cost.

IONA’s customers include Global 2000 companies in telecommunications, financial services, aerospace, and manufacturing, including AT&T, Verizon, BellSouth, Deutsche Telekom, British Telecom, Hong Kong Telecom, NTT, Credit Suisse, Merrill Lynch, Winterthur Insurance, Zurich Insurance and Boeing.

IONA is headquartered in Dublin, Ireland, with U.S. headquarters in Massachusetts and offices worldwide. For additional information about IONA, visit our Web site at http://www.iona.com.

IONA, IONA Technologies, the IONA logo, Orbix, High Performance Integration, Artix, Mobile Orchestrator and Making Software Work Together are trademarks or registered trademarks of IONA Technologies PLC and/or its subsidiaries. CORBA is a trademark or registered trademark of the Object Management Group, Inc. in the United States and other countries. All other trademarks that may appear herein are the property of their respective owners.

###

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IONA Technologies PLC

Date: October 14, 2004	By:	/s/	Christopher J. Horn

Christopher J. Horn
Chief Executive Officer
and Director